VIRIOS THERAPEUTICS, INC.
44 Milton Avenue
Alpharetta, GA 30009

April 26, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Re:	Virios Therapeutics, Inc.

File No. 333-263700

Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, or the Act, Virios Therapeutics, Inc., or the Company, requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-263700) be accelerated to 12:00 p.m. Eastern Time on April 28, 2022, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Darrick Mix of Duane Morris LLP, by telephone at (215) 979-1206 or by email at dmix@duanemorris.com. The Company hereby authorizes Mr. Mix to orally modify or withdraw this request for acceleration.

Sincerely,

VIRIOS THERAPEUTICS, INC.

By:	/s/ Greg Duncan
Greg Duncan
Chairman and Chief Executive Officer